SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of March 2018

Commission File Number: 0-17601

BONSO ELECTRONICS INTERNATIONAL INC.
(Exact name of Registrant as specified in its charter)

British Virgin Islands
(Jurisdiction of incorporation or organization)

Unit 1404, 14/F, Cheuk Nang Centre,
9 Hillwood Road, Tsimshatsui
Kowloon, Hong Kong
(Address of principal executive offices)

Albert So, Chief Financial Officer and Secretary
Tel: (852) 2605-5822    Fax: (852) 2691-1724
Email: albert@bonso.com
Unit 1404, 14/F, Cheuk Nang Centre,
9 Hillwood Road, Tsimshatsui
Kowloon, Hong Kong
 (Name, Telephone, email and/or fax number and address of Company Contact Person)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F __X__ Form 40-F ______

[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____ No ___X__

TABLE OF CONTENTS
REPORT FOR THE SIX-MONTH PERIOD ENDED SEPTEMBER 30, 2017 ON FORM 6-K

Unaudited Consolidated Balance Sheets
(Expressed in United States Dollars)
	March 31,	September 30,
	2017	2017
	$ in thousands	$ in thousands
	(Audited)	(unaudited)
Assets

Current assets
Cash and cash equivalents	3,745	7,044
Trade receivables, net	1,167	973
Inventories	1,018	200
Other receivables, deposits and prepayments	1,646	1,006
Financial instruments at fair value	167	0

Total current assets	7,743	9,223

Investment in life settlement contracts	144	146
Other intangible assets	2,785	2,761
Property, plant and equipment, net	10,294	10,252

Total assets	20,966	22,382

Liabilities and stockholders' equity

Current liabilities
Notes payable	134	119
Accounts payable	1,183	873
Accrued charges and deposits	3,018	4,651
Income tax liabilities	533	0
Short-term bank loans	143	35
Payable to affiliated party	54	0
Current portion of long-term debt and capital lease obligations	44	46
Loan from affiliated party - current portion	135	135

Total current liabilities	5,244	5,859

Capital lease obligations, net of current portion	60	34
Loan from affiliated party - non current portion	67	0

Total liabilities	5,371	5,893

Stockholders' equity
Common stock par value $0.003 per share
- authorized shares - 23,333,334
- issued shares: Mar 31, 2017 - 5,577,639; Sept 30, 2017 - 5,553,639	17	17
outstanding shares: Mar 31, 2017 – 5,009,120; Sept 30, 2017 - 4,903,686
Additional paid-in capital	22,566	22,508
Treasury stock at cost: Mar 31, 2017 - 568,519; Sept 30, 2017 - 649,953	-1,929	-2,120
Accumulated deficit	-6,033	-5,345
Accumulated other comprehensive income	974	1,429

	15,595	16,489

Total liabilities and stockholders' equity	20,966	22,382

Unaudited Consolidated Statements of Operations and Comprehensive Income
(Expressed in United States Dollars)

	Six months ended September 30, 2016	Six months ended September 30, 2017
	$ in thousands	$ in thousands
	(unaudited)	(unaudited)

Net sales	10,163	6,217
Cost of sales	-7,006	-4,516

Gross profit	3,157	1,701

Selling expenses	-151	-125
Salaries and related costs	-1,179	-752
Research and development expenses	-103	-70
Administration and general expenses	-1,531	-1,080
Other income	821	1,141

Income from operations	1,014	815
Interest income	4	15
Interest expenses	-24	-6
Foreign exchange gain / (loss)	150	-136

Income before income taxes	1,144	688
Income tax expense	-46	0

Net income	1,098	688

Other comprehensive loss, net of tax:
Foreign currency translation adjustments, net of tax	-676	455

Comprehensive income	422	1,143

Earnings per share

Weighted average number of shares outstanding	5,154,454	4,967,713
Diluted weighted average number of shares outstanding	5,204,981	5,300,353

Earnings per common share ( in U.S.Dollars)	0.21	0.14
Earnings per common share ( in U.S.Dollars) - assuming dilution	0.21	0.13

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of electronic scales, weighing instruments, health care products and pet electronics products.

During the six-month period ended September 30, 2017, our net sales decreased approximately $3,946,000, or 38.8%, as compared to the six-month period ended September 30, 2016.  The primary reason for the decrease in net sales was the decreased overall demand for our products during the period.  We recognized net income of approximately $688,000 for the six-month period ended September 30, 2017, as compared to net income of approximately $1,098,000 during the six-month period ended September 30, 2016.

On July 11, 2017, the Company signed a letter of intent with a property developer in Shenzhen -  Shenzhen Fangda Property Development Co., Ltd. ("Fangda"), to cooperate in reconstructing and redeveloping the Shenzhen factory.  A copy of the letter of intent was filed with the Form 20-F on August 15, 2017.  On Nov 6, 2017, the Company entered into a definitive agreement with Fangda.  A copy of the summary of the agreement is attached to this Form 6-K as exhibit 99.1.

On March 23, 2018, the Company issued a press release disclosing its results of operations for the six-month period ended September 30, 2017.  A copy of this press release is attached to this Form 6-K as exhibit 99.2.

Results of Operations

Six-Month Period Ended September 30, 2017 Compared to the Six-Month Period Ended September 30, 2016

Net Sales.  During the six-month period ended September 30, 2017, our sales decreased 38.8%, or approximately $3,946,000, from approximately $10,163,000 for the six-month period ended September 30, 2016 to approximately $6,217,000. The decreased sales were primarily the result of a decrease in overall demand for our products during the period.

Cost of Sales.  During the six-month period ended September 30, 2017, cost of sales decreased to approximately $4,516,000 from approximately $7,006,000 during the six-month period ended September 30, 2016, a decrease of approximately $2,490,000, or 35.5%.  As a percentage of sales, the cost of sales increased from 68.9% to 72.6%. Cost of sales decreased primarily because of a lower demand for our products during the period.

Gross Margin. As a result of the factors noted above, gross margin as a percentage of revenue decreased to 27.4% during the six-month period ended September 30, 2017 as compared to 31.1% during the same period in the prior year.

Selling Expenses.  Selling expenses decreased by 17.2%, or approximately $26,000, from approximately $151,000 for the six-month period ended September 30, 2016 to approximately $125,000 for the six-month period ended September 30, 2017. The decrease was primarily the result of fewer shipments arranged during the six-month period ended September 30, 2017, compared to the same period in the prior year.

Salaries And Related Costs.  Salaries and related costs decreased by 36.2% or approximately $427,000 from approximately $1,179,000 for the six-month period ended September 30, 2016 to approximately $752,000 for the six-month period ended September 30, 2017. This decrease was a result of the reduction in total staff.

Research And Development Expenses.  Research and development expenses decreased by 32.0%, or approximately $33,000, from approximately $103,000 for the six-month period ended September 30, 2016 to approximately $70,000 for the six-month period ended September 30, 2017. This decrease was a result of the reduction in the number of engineering staff.  As a percentage of sales, research and development expenses increased from 1.0% to 1.1%.

Administration And General Expenses.  Administration and general expenses decreased by 29.5%, or approximately $451,000, from approximately $1,531,000 for the six-month period ended September 30, 2016 to approximately $1,080,000 for the six-month period ended September 30, 2017. The decrease was primarily the result of a decrease in charitable donation, maintenance costs, and automobile expenses.

Other Income.  Other income increased approximately $320,000, or 39.0%, from approximately $821,000 for the six-month period ended September 30, 2016 to approximately $1,141,000 for the six-month period ended September 30, 2017. The increase was a result of increased rental income generated from the lease out of additional production facilities.

Income From Operations.  As a result of the above changes, income from operations was approximately $815,000 for the six-month period ended September 30, 2017, compared to an income from operations of approximately $1,014,000 for the six-month period ended September 30, 2016, a decrease of approximately $199,000.

Interest Income. Interest income increased from approximately $4,000 for the six-month period ended September 30, 2016 to approximately $15,000 for the six-month period ended September 30, 2017.  The increase occurred because the Company had increased amounts on deposit with banks during the six-month period ended September 30, 2017.

Interest Expenses.  Interest expenses decreased 75.0%, or approximately $18,000 from approximately $24,000 for the six-month period ended September 30, 2016 to approximately $6,000 for the six-month period ended September 30, 2017. The decrease in interest expenses was the result of the decreased utilization of the Company's banking facilities.

Foreign Exchange Gain / (Loss).  Foreign exchange gain decreased approximately $286,000 from a gain of approximately $150,000 for the six-month period ended September 30, 2016 to a loss of approximately $136,000 for the six-month period ended September 30, 2017. The decrease in foreign exchange gain was primarily attributable to a loss in exchange to Chinese Yuan from United States Dollars, as a result of the appreciation of the Chinese Yuan against the United States Dollar during the six-month period ended September 30, 2017.

Net Income.  As a result of the above changes, net income decreased from a net income of approximately $1,098,000 for the six-month period ended September 30, 2016 to a net income of approximately $688,000 for the six-month period ended September 30, 2017, a decrease of approximately $410,000.

Foreign Currency Translation Adjustments, Net of Tax.  Foreign currency translation adjustments, net of tax increased from a loss of approximately $676,000 for the six-month period ended September 30, 2016 to a gain of approximately $455,000 for the six-month period ended September 30, 2017, an increase of approximately $1,131,000.  The gain was primarily attributable to the result of the revaluation of assets denominated in Chinese Yuan due to different CNY/USD exchange rates at the balance sheet dates of March 31, 2017 and September 30, 2017.

Comprehensive Income.  As a result of the factors described above, comprehensive income increased from an income of approximately $422,000 for the six-month period ended September 30, 2016, to an income of approximately $1,143,000 for the six-month period ended September 30, 2017.

Liquidity and Capital Resources

 We have financed our growth and cash needs to date primarily from internally generated funds and bank debt.  We do not use off-balance sheet financing arrangements, such as securitization of receivables or obtaining access to assets through special purpose entities, as sources of liquidity.  Our primary uses of cash have been to fund operations, expansions and upgrades of our manufacturing facilities.

As of September 30, 2017 we had approximately $7,044,000 in cash and cash equivalents as compared to approximately $3,745,000 as of March 31, 2017.  Our working capital position improved during the six-month period ended September 30, 2017. At September 30, 2017 working capital was  $3,364,000 compared to $2,499,000 at March 31, 2017. We believe that the improvement was the result of income generated from operations, during the six-month period ended September 30, 2017.

We believe that our cash flows from operations, our current cash balance and funds available under our working capital and credit facilities will be sufficient to meet our working capital needs and planned capital expenditures for the next twelve months.
Stock Repurchase Program

On September 17, 2015, the Company's Board of Directors authorized an additional $1,500,000 for the Company's repurchase of its common stock under the same repurchase program.  This authorization to repurchase shares increased the amount authorized for repurchase from $1,500,000 to $3,000,000.  The following table contains the Company's purchases of equity securities during the six-month period ended September 30, 2017.

Issuer Purchases of Equity Securities
Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Unit)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs

April 1, 2017 to April 30, 2017	17,300	2.46	17,300	$1,025,000
May 1, 2017 to May 31, 2017	11,159	2.51	11,159	$997,000
June 1, 2017 to June 30, 2017	2,000	2.45	2,000	$992,000
July 1, 2017 to July 31, 2017	16,542	2.47	16,542	$951,000
August 1, 2017 to August 31, 2017	28,711	2.23	28,711	$887,000
September 1, 2017 to September 30, 2017	29,722	2.27	29,722	$820,000
TOTAL	105,434	2.35	105,434

During the six-month period ended September 30, 2017, the Company has purchased 105,434 shares of its common stock under the share repurchase program.  As of September 30, 2017, the Company (through its subsidiary) had repurchased an aggregate of 649,953 shares of its common stock. The Company may from time to time repurchase additional shares of its Common Stock under this program.

Exhibits

99.1 A summary of the agreement between Bonso and Fangda dated Nov 6, 2017.

99.2 Press Release disclosing Results of Operations dated March 23, 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
BONSO ELECTRONICS INTERNATIONAL, INC. (Registrant)

Date: March 27, 2018	By:	/s/ Albert So
Albert So, Chief Financial Officer and Secretary